June 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	IMMS, Inc.—Amendment #6
(File No. 333-137098)

Dear Ladies and Gentlemen:

At the request of IMMS, Inc.. (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated May 14, 2007, from Jennifer R. Hardy of the Commission to Kevin P. O’Connell, President and Chief Operating Officer of the Company, relating to Amendment No. 5 to the registration statement on Form SB-2 of the Company filed with the Commission on May 4, 2007 (“Amendment No. 5”).  We have filed simultaneously Amendment No. 6 and have attached a marked copy of such Amendment No. 6 indicating the changes that the Company has made to the Amendment No. 5.

On behalf of the Company, we have arranged for delivery to the attention of each of Edward M. Kelley and Ryan E. Rohn of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No. 6.

For your convenience, the numbered paragraph below repeats your comment., Our responses, immediately follow the comment to which we are responding.

General

1.    Please update your filing as required by Item 310(g) of Regulation S-B, You must provide interim financial statements as of and for the three months ended March 31, 2007 in any amendment filed after May 14,2007.

Response:

Financial statements as of and for the three months ended March 31, 2007 have been provided in Amendment No. 6.

Statement of Operations, page 37

2.    We note that you have labeled your revenue line item as related party in response to our prior comment 3. It is unclear to us that all of your revenue from inception to date has been generated from related parties. Specifically, we note your revenue recognition policy on page 17 that your revenue to date has been derived from advertising, marketing sponsors, and race purses. In addition, we note that you did not adopt SFAS 153 until the beginning of 2006. Please revise your statements of operations in response to our prior comment 3 to present revenue from related parties on a separate line ithem or explain to us your related party revenue generated prior to 2006.

Response:

               The prospectus has been revised to comply with your comment. See Statement of Operations where the headings have been corrected.

3.    In addition, we note your revised disclosures on page 25. Specifically, we note your disclosures of $33,463 due on demand, non-interest bearing loans payable outstanding and $70,000 in notes payable to related parties. Please revise your balance sheets to present your liabilities due related parties separately and identify these as due to related parties.

Response:

               The prospectus has been revised to comply with your comments. See Balance Sheets - related party items have been broken out.

Note 2. Related Party Transactions, page 44

1.    It is unclear to us how you have responded to our prior comment 4 and 5. We note that you have revised your disclosures to state that revenue is recognized on a per race basis, but you have not told us your basis for recognizing revenue in this manner. In addition, you did not disclose whether the number of races you participate in is equal in each month during the racing season. In addition, tell us the specific races you participated in where you displayed advertising under the Calvin agreement. Provide us the dates of each of the races and any other information about the races that is relevant to revenue recognition. In addition, based on your revised disclosures, it is unclear if you will record deferred revenue based on your agreement. Therefore, we repeat prior comments 4 and 5.

Response:

               The Company recognizes revenue on the Calvin garage arrangement at an agreed upon rate of $1,500 per race. This per race amount is offset against the Company's monthly rent accrual of $1,000 per month. The garage space provided by Calvin is on residential property and is limited in amenities, therefore the value of comparables is unknown. The agreed amounts under the arrangement were arrived at by the parties best reasonable estimate of what they would be willing to pay for the services each is providing. In 2006, the Company accrued 12 months of rent expense at $1,000 per month, or $12,000, which was offset by the Company running in 8 races at $1,500 per race, also $12,000, leaving no balance due to or from Calvin at the end of 2006. The Company may not always run in an equal amount of races each month, so a periodic adjustment must be made to record any under or over earned amounts. For the three months ended March 31, 2007, the Company recorded unearned revenue from the garage arrangement of $3,000 (three months at $1,000 per month), as the Company ran in no races during that period. The Company participated in the following races in 2006:

1. California Speedway - March 11th and 12th, 2006 (Fontana, California)
2. Infineon Raceway - April 29th and 30th, 2006 (Sonoma, California)
3. Thunderhill Raceway - May 27th and 28th, 2006 (Willow, California)
4. Phoenix International - October 14th and 15th, 2006 (Avondale, Arizona)

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,
de Castro P.C.

/s/ Audie J. de Castro
Audie J. de Castro

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